UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER

SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

ENTERTAINMENT GAMING ASIA INC.

(Name of Subject Company—Issuer)

EGT NEVADA HOLDING INC.

MELCO INTERNATIONAL DEVELOPMENT LIMITED

HO, LAWRENCE YAU LUNG

(Names of Filing Persons—Offerors)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29383V305

(CUSIP Number of Class of Securities)

Leung Hoi Wai, Vincent

c/o Melco International Development Limited

Penthouse, 38/F

The Centrium

60 Wyndham Street

Central

Hong Kong

+852-3151-3777

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

J. Alan Bannister

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-2310

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,065,928	$1,398

*	Estimated solely for purposes of calculating the filing fee. The calculation of the transaction value assumes the purchase of (i) all 5,086,146 outstanding shares of common stock, par value 0.001 per share (individually, a “Share” and collectively, the “Shares”), of Entertainment Gaming Asia Inc. (“Entertainment Gaming”) that are not already owned by EGT Nevada Holding Inc. (“Purchaser”) or its affiliates multiplied by $2.35 per Share and (ii) 540,406 Shares issuable pursuant to outstanding in the money options multiplied by $0.21, which is the offer price of $2.35 per Share minus the weighted average exercise price for such options of $2.14 per Share. The foregoing figures are as of March 15, 2017 based on information set forth in Entertainment Gaming’s filings with the SEC or otherwise provided by Entertainment Gaming to Purchaser.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,398
Form or Registration No.:	Schedule TO
Filing Party:	EGT Nevada Holding Inc. and Melco International Development Limited
Date Filed:	May 5, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l

☐	issuer tender offer subject to Rule 13e-4

☒	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement originally filed under cover of Schedule TO on May 5, 2017 (together with any amendments and supplements thereto, the “Schedule TO”) and relates to the offer by EGT Nevada Holding Inc. (“Purchaser”), a Nevada corporation and a wholly owned indirect subsidiary of Melco International Development Limited (“Melco”), a Hong Kong-listed company, to purchase all outstanding shares of common stock, par value $0.001 per share (individually, a “Share” and collectively, the “Shares”), of Entertainment Gaming Asia Inc. (“Entertainment Gaming”), a Nevada corporation, that are not already owned by Purchaser or its affiliates for $2.35 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Schedule TO.

The Schedule TO is hereby amended as follows:

Items 1 through 9, Item 11 and Item 13.

Items 1 through 9, Item 11 and Item 13 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 5:00 p.m., New York City time, on June 13, 2017. As of the expiration of the Offer, 4,005,135 Shares were validly tendered and not withdrawn (including 129,795 Shares tendered by Notice of Guaranteed Delivery), representing approximately 92.53% of all outstanding Shares when combined with the Shares owned by Purchaser and its affiliates.

All conditions to the Offer having been satisfied, on June 13, 2017, Purchaser accepted for payment all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer, and payment for such Shares will be made promptly in accordance with the terms and conditions of the Offer and applicable law.

As promptly as practicable without a vote of, or prior notice to, Entertainment Gaming’s stockholders, Purchaser intends to effect a “short-form” merger under Section 92A.180 of the Nevada Revised Statutes, pursuant to which Purchaser will merge with and into Entertainment Gaming, with Entertainment Gaming continuing as the surviving corporation and a wholly owned indirect subsidiary of Melco (the “Merger”). Upon consummation of the Merger, all remaining outstanding Shares not tendered in the Offer, other than Shares owned by Purchaser and its affiliates, will be canceled and retired and automatically converted into the right to receive the same cash price of $2.35 per Share as was paid in the Offer, without interest and less any applicable tax withholding. As a result of the Merger, Entertainment Gaming will become a privately-held company.

The press release announcing the completion of the Offer, the acceptance of Shares for payment and Purchaser’s intention to effectuate the Merger is attached hereto as Exhibit (a)(5)(G).”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated by adding the following exhibit:

Exhibit No.	Description

(a)(5)(G)	Press Release dated June 14, 2017 by EGT Nevada Holding Inc.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EGT Nevada Holding Inc.

By:	/s/ Dennis Tam

	Name:	Dennis Tam
	Title:	Director

Melco International Development Limited
By:	/s/ Evan Andrew Winkler

	Name:	Evan Andrew Winkler
	Title:	Director

Ho, Lawrence Yau Lung

By:	/s/ Ho, Lawrence Yau Lung

Date: June 14, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated May 5, 2017

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Summary Advertisement as published in the Financial Times on May 5, 2017

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Letter dated May 5, 2017 to the Board of Directors of Entertainment Gaming Asia Inc. (incorporated by reference to Exhibit 5 to the Schedule 13-D amendment filed jointly by Melco International Development Limited, EGT Entertainment Holding Limited, and Mr. Ho, Lawrence Yau Lung with the SEC on May 5, 2017)

(a)(5)(B)*	Chairman’s Transmittal Letter dated May 19, 2017 to the Stockholders of Entertainment Gaming Asia Inc. (incorporated by reference to Exhibit (a)(1) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Entertainment Gaming Asia Inc. on May 19, 2017)

(a)(5)(C)*	Press Release dated May 19, 2017 by Entertainment Gaming Asia Inc. (incorporated by reference to Exhibit (a)(2) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Entertainment Gaming Asia Inc. on May 19, 2017)

(a)(5)(D)*	Letter dated May 23, 2017 to the Board of Directors of Entertainment Gaming Asia Inc. (incorporated by reference to Exhibit 6 to the Schedule 13-D amendment filed jointly by Melco International Development Limited, EGT Entertainment Holding Limited, and Mr. Ho, Lawrence Yau Lung with the SEC on May 23, 2017)

(a)(5)(E)*	Press Release dated May 23, 2017 by EGT Nevada Holding Inc.

(a)(5)(F)*	Press Release dated May 26, 2017 by EGT Nevada Holding Inc.

(a)(5)(G)	Press Release dated June 14, 2017 by EGT Nevada Holding Inc.

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(f)	The information set forth in the section of the Offer to Purchase titled “Special Factors—Section 7. Dissenter’s Appraisal Rights; Rule 13e-3” is incorporated herein by reference

(g)	Not applicable

(h)	Not applicable

*	Previously filed.